Exhibit 99.1

REPSOL OIL & GAS CANADA INC.

Condensed Consolidated Balance Sheets

(Unaudited)

	September 30,	December 31,
(millions of US$)	2016	2015

Assets
Current
Cash and cash equivalents	81	98
Accounts receivable	357	372
Income and other taxes receivable	39	67
Amount due from related party (note 10)	76	334
Inventories	100	103
Prepaid expenses	18	25
	671	999
Other assets (note 6)	186	184
Investments (note 5)	370	392
Goodwill	274	274
Property, plant and equipment (note 7)	6,860	7,289
Exploration and evaluation assets (note 7)	1,604	1,664
Long-term income tax receivable	21	—
Deferred tax assets	1,441	1,219
	10,756	11,022
Total assets	11,427	12,021

Liabilities
Current
Bank indebtedness	7	7
Accounts payable and accrued liabilities	774	884
Obligation to fund equity investee (note 5)	472	571
Income and other taxes payable	39	65
Loans from joint ventures (note 5)	25	14
Current portion of long-term debt (note 10)	7	156
	1,324	1,697
Decommissioning liabilities (note 8)	851	755
Other long-term obligations (note 11)	330	233
Loans from related parties (note 10)	1,945	1,007
Obligation to fund equity investee (note 5)	308	56
Long-term debt (note 10)	1,436	2,111
Deferred tax liabilities	519	613
	5,389	4,775

Contingencies and commitments (note 14)

Shareholder’s equity
Common shares (note 12)	3,492	3,492
Contributed surplus	86	86
Retained earnings	436	1,271
Accumulated other comprehensive income	700	700
	4,714	5,549
Total liabilities and shareholder’s equity	11,427	12,021

See accompanying notes.

Condensed Consolidated Statements of Loss

(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
(millions of US$)	2016	2015	2016	2015
		(restated)		(restated)
Revenue
Sales	473	541	1,307	1,762
Other income (note 15)	30	35	103	123
Loss from joint ventures, after tax (note 5)	(190)	(231)	(312)	(545)
Total revenue and other income	313	345	1,098	1,340

Expenses
Operating	175	226	529	677
Transportation	38	47	121	137
General and administrative	56	61	177	228
Depreciation, depletion and amortization	301	394	924	1,184
Impairment, net of reversals (note 7)	14	325	14	373
Dry hole	41	1	54	14
Exploration	19	20	81	142
Finance costs (note 9)	44	83	145	246
Share-based payments recovery	—	—	—	(24)
Gain on held-for-trading financial instruments	—	—	—	(62)
(Gain) loss on disposals	(1)	—	6	9
Other, net (note 16)	5	34	32	180
Total expenses	692	1,191	2,083	3,104
Loss from continuing operations before taxes	(379)	(846)	(985)	(1,764)
Income taxes (note 17)
Current income tax expense (recovery)	40	(359)	115	(224)
Deferred income tax expense (recovery)	(96)	412	(326)	644
	(56)	53	(211)	420
Net loss from continuing operations	(323)	(899)	(774)	(2,184)

Discontinued operations
Net income (loss) from discontinued operations (note 4)	—	112	—	(294)
Net loss	(323)	(787)	(774)	(2,478)

Per common share (US$):
Net loss from continuing operations	(0.18)	(0.86)	(0.42)	(2.11)
Net income (loss) from discontinued operations	—	0.11	—	(0.28)
Net loss	(0.18)	(0.75)	(0.42)	(2.39)
Diluted net loss from continuing operations	(0.18)	(0.86)	(0.42)	(2.14)
Diluted net income (loss) from discontinued operations	—	0.11	—	(0.28)
Diluted net loss	(0.18)	(0.75)	(0.42)	(2.42)
Weighted average number of common shares outstanding (millions)
Basic	1,830	1,044	1,830	1,039
Diluted	1,830	1,044	1,830	1,039

See accompanying notes.

Condensed Consolidated Statements of Comprehensive Loss

(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
(millions of US$)	2016	2015	2016	2015

Net loss	(323)	(787)	(774)	(2,478)

Items to be reclassified to net income or loss in subsequent periods:
Foreign currency translation	—	3	—	3
Transfer of accumulated comprehensive income on disposition of foreign operations	—	(114)	—	(114)
Items not to be reclassified to net income or loss in subsequent periods:
Remeasurements relating to pension and other post-employment benefits[1]	(1)	(4)	(6)	7
Share of remeasurements relating to pension and other post-employment benefit plans from joint ventures[2] (note 5)	(26)	—	(55)	—
Other comprehensive loss	(27)	(115)	(61)	(104)
Comprehensive loss	(350)	(902)	(835)	(2,582)

(1)  For the three and nine months ended September 30, 2016, amount is net of tax of $nil and $2 million respectively (2015 - $2 million and $2 million respectively).

(2)  For the three and nine months ended September 30, 2016, amount is net of tax of $nil and $nil respectively.

See accompanying notes.

Condensed Consolidated Statements of Changes in Shareholder’s Equity

(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
(millions of US$)	2016	2015	2016	2015

Common shares (note 12)
Balance at beginning of period	3,492	1,992	3,492	1,738
Converted from preferred shares	—	—	—	195
Shares purchased and held in trust for long-term PSU plan	—	—	—	(30)
Shares in trust sold on open market	—	—	—	3
Shares released from trust for long-term PSU plan	—	—	—	86
Balance at end of period	3,492	1,992	3,492	1,992

Contributed surplus
Balance at beginning of period	86	86	86	176
Preferred shares conversion difference	—	—	—	(4)
Settlement of long-term PSU plan grant	—	—	—	(104)
Share-based payments	—	—	—	18
Balance at end of period	86	86	86	86

Retained earnings
Balance at beginning of period	786	2,690	1,271	4,489
Net loss	(323)	(787)	(774)	(2,478)
Remeasurements of employee benefit plans transferred to retained earnings	(1)	(4)	(6)	7
Share of remeasurements of employee benefit plans from joint ventures transferred to retained earnings	(26)	—	(55)	—
Common share dividends	—	—	—	(117)
Preferred share dividends	—	—	—	(2)
Balance at end of period	436	1,899	436	1,899

Accumulated other comprehensive income
Balance at beginning of period	700	811	700	811
Other comprehensive loss	(27)	(115)	(61)	(104)
Remeasurements of employee benefit plans transferred to retained earnings	1	4	6	(7)
Share of remeasurements of employee benefit plans from joint ventures transferred to retained earnings	26	—	55	—
Balance at end of period	700	700	700	700

See accompanying notes.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
(millions of US$)	2016	2015	2016	2015
		(restated)		(restated)
Operating activities
Net loss from continuing operations	(323)	(899)	(774)	(2,184)
Add: Finance costs (cash and non-cash) (note 9)	44	83	145	246
Items not involving cash (note 18)	440	1,378	928	4,077
	161	562	299	2,139
Changes in non-cash working capital	(7)	(393)	(45)	(370)
Cash provided by operating activities from continuing operations	154	169	254	1,769

Investing activities
Capital expenditures
Exploration, development and other	(128)	(295)	(354)	(791)
Property acquisitions and extension	—	(2)	(62)	(10)
Proceeds on dispostions net of payments	—	—	(10)	—
Investment in joint ventures (note 5)	(54)	(97)	(237)	(459)
Changes in non-cash working capital	31	(2)	(4)	(230)
Cash used in investing activities from continuing operations	(151)	(396)	(667)	(1,490)

Financing activities
Long-term debt repaid (note 10)	—	—	(751)	(1,558)
Long-term debt issued (note 10)	—	—	—	452
Loans from joint ventures (note 5)	26	22	60	81
Loans from related parties (note 10)	19	128	937	959
Amount due from related party (note 10)	(23)	—	258	—
Common shares purchased (note 12)	—	—	—	(30)
Common shares held in trust sold (note 12)	—	—	—	3
Finance costs (cash)	(34)	(73)	(115)	(223)
Common share dividends	—	—	—	(117)
Preferred share dividends	—	—	—	(2)
Deferred credits and other	(1)	(9)	(8)	(39)
Changes in non-cash working capital	12	16	15	26
Cash provided by (used in) financing activities from continuing operations	(1)	84	396	(448)
Effect of translation on foreign currency cash and cash equivalents	—	—	—	1

Cash used in operating activities from discontinued operations (note 4)	—	(5)	—	(29)
Cash provided by investing activities from discontinued operations (note 4)	—	46	—	9
Net increase (decrease) in cash and cash equivalents	2	(102)	(17)	(188)
Cash and cash equivalents net of bank indebtedness, beginning of period	72	167	91	253
Cash and cash equivalents net of bank indebtedness, end of period	74	65	74	65

Cash and cash equivalents	81	78	81	78
Bank indebtedness	(7)	(13)	(7)	(13)
Cash and cash equivalents net of bank indebtedness, end of period	74	65	74	65

See accompanying notes.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(tabular amounts in millions of US dollars, except as noted)

1. CORPORATE INFORMATION

On January 1, 2016, the Articles of the Company were amended to change the name of the Company from Talisman Energy Inc. to Repsol Oil & Gas Canada Inc (“ROGCI” or “the Company”).

ROGCI is a company incorporated under the Canada Business Corporations Act and domiciled in Alberta, Canada. The Company’s common shares are wholly owned by a subsidiary of its ultimate parent Repsol S.A (“Repsol”). Its registered office is located at Suite 2000, 888 — 3rd Street SW, Calgary, Alberta, Canada, T2P 5C5.

The Company is in the business of exploration, development, production and marketing of crude oil, natural gas and natural gas liquids (NGLs).

The interim condensed Consolidated Financial Statements as at and for the three and nine month periods ended September 30, 2016 were approved by the Audit Committee on November 7, 2016.

2. BASIS OF PREPARATION

These interim condensed Consolidated Financial Statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (IASB). Certain information and disclosures required to be included in notes to annual Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations of the International Financial Reporting Interpretations Committee (IFRIC), as issued by the IASB, have been condensed or omitted.

The interim condensed Consolidated Financial Statements should be read in conjunction with the audited annual Consolidated Financial Statements as at and for the year ended December 31, 2015 and the notes thereto.

These interim condensed Consolidated Financial Statements were prepared on a going concern basis, under the historical cost convention, except for certain financial assets and liabilities measured at fair value through the interim condensed Consolidated Statement of Loss.

Comparative period balances of the interim condensed Consolidated Statements of Loss and Cash Flows have been restated as a result of the sale of substantially all assets and liabilities of the Norwegian operations on September 1, 2015.

Certain prior period amounts have been reclassified to conform to the current presentation.

3. SIGNIFICANT ACCOUNTING POLICIES

The interim condensed Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the audited annual Consolidated Financial Statements as at and for the year ended December 31, 2015.

4. DISCONTINUED OPERATIONS

On September 1, 2015, the Company completed the sale of substantially all of the assets and liabilities of its Norwegian operations (the “Disposal Group”), to Repsol Exploration Norge AS, a subsidiary of Repsol, for proceeds of $47 million including working capital.

Operating results related to the Disposal Group have been included in net loss from discontinued operations in the interim condensed Consolidated Statements of Loss for the period of ownership. Comparative period balances of the interim condensed Consolidated Statements of Loss and Cash Flows have been restated.

Net income (loss) from discontinued operations reported on the interim condensed Consolidated Statements of Loss is composed of the following:

	Three months ended September 30, 2015	Nine months ended September 30, 2015
Revenue	38	182
Expenses	(28)	(429)
	10	(247)
Loss on remeasurement of discontinued operations	(10)	(482)
Realized accumulated translation adjustments on disposition of foreign operations	114	114
Income (loss) from discontinued operations before taxes	114	(615)
Income taxes
Current income tax recovery	(1)	(8)
Deferred income tax expense (recovery)	3	(313)
Net income (loss) from discontinued operations	112	(294)

The cash flows from discontinued operations, including changes in related non-cash working capital items, are as follows:

	Three months ended September 30, 2015	Nine months ended September 30, 2015
Operating	(5)	(29)
Investing	46	9
Cash flows from discontinued operations	41	(20)

5. INVESTMENTS

	September 30, 2016	December 31, 2015
Investments in Joint Ventures
Equity investment in Equion Energía Limited (“Equion”)	292	318
Available-for-sale investments
Transasia Pipeline Company Pvt. Ltd.	34	34
Other	44	40
	78	74
	370	392

	September 30, 2016	December 31, 2015
Obligation to Fund Equity Investee[1]
Equity investment in Repsol Sinopec Resources UK (“RSRUK”)[2]	(780)	(627)

(1)              The Company’s planned equity funding for the next 12 months is $472 million net (December 31, 2015 - $571 million). The remaining $308 million (December 31, 2015 - $56 million) is classified as a long-term obligation.

(2)              Formerly Talisman Sinopec Energy (UK) Limited (TSEUK).

Investments in Joint Ventures

Equion Joint Venture

The Company has a 49% interest in the ownership and voting rights of Equion and is one of two shareholders in this strategic corporate joint venture. The movement in the investment in Equion joint venture during the period is as follows:

	Nine months ended September 30, 2016	Year ended December 31, 2015
Balance, beginning of period	318	523
Share of net income (loss) and comprehensive income (loss)	23	(65)
Dividend declared by Equion[1]	(49)	(93)
Impairment	—	(47)
Balance, end of period	292	318

(1) Settled through a reduction in the loan payable to Equion, which is unsecured, due upon demand and bears interest at LIBOR plus 0.3%.

RSRUK Joint Venture

The Company has a 51% interest in the ownership and voting rights of RSRUK and is one of two shareholders in the corporate joint venture. The movement in the investment in the RSRUK joint venture during the period is as follows:

	Nine months ended September 30, 2016	Year ended December 31, 2015
Balance, beginning of period	(627)	(186)
Investment in RSRUK	237	1,094
Loan to RSRUK, net of repayments and settlements	—	(514)
Share of net loss and comprehensive loss	(390)	(1,021)
Balance, end of period	(780)	(627)

Summarized Financial Information of Joint Ventures

The summarized financial information presented below represents the amounts included in the financial statements of the joint venture entities adjusted for fair value adjustments made at the time of acquisition, as appropriate, reconciled to the carrying amount of the Company’s interests in joint ventures, which are accounted for using the equity method. The fair value adjustments related to the Company’s jointly controlled equity interest in Equion principally relate to property, plant and equipment, provisions and the related indemnification asset, goodwill, and asset impairments. In addition, the financial statements of RSRUK have been adjusted with respect to asset impairments and depletion, depreciation and amortization.

	September 30, 2016			December 31, 2015
Summarized Balance Sheets	RSRUK[1]	Equion[1]	Total	RSRUK[1]	Equion[1]	Total
Cash and cash equivalents	37	67	104	20	108	128
Other current assets	243	188	431	275	140	415
Loans receivable from shareholders	—	51	51	—	29	29
Non-current assets	3,808	659	4,467	3,957	836	4,793
Total assets	4,088	965	5,053	4,252	1,113	5,365
Current liabilities	594	135	729	655	184	839
Decommissioning liabilities	5,064	17	5,081	4,952	19	4,971
Non-current liabilities	111	180	291	26	224	250
Total liabilities	5,769	332	6,101	5,633	427	6,060
Net assets (liabilities)	(1,681)	633	(1,048)	(1,381)	686	(695)

ROGCI’s interest	51%	49%		51%	49%
ROGCI’s share of net assets (liabilities)	(857)	310	(547)	(704)	336	(368)
Goodwill	77	162	239	77	162	239
	(780)	472	(308)	(627)	498	(129)
Accumulated impairment on investment	—	(180)	(180)	—	(180)	(180)
ROGCI’s investment (obligation to fund)	(780)	292	(488)	(627)	318	(309)

(1)   Balances represent respective entity’s 100% share.

	Three months ended			Three months ended
Summarized Statements of Income	September 30, 2016			September 30, 2015
(Loss)	RSRUK[1]	Equion[1]	Total	RSRUK[1]	Equion[1]	Total
Revenue	158	106	264	208	152	360

Operating	207	14	221	253	17	270
Transportation	5	9	14	2	11	13
General and administrative	3	—	3	1	—	1
Depreciation, depletion and amortization	32	58	90	164	89	253
Exploration expense	1	—	1	2	—	2
Finance costs	53	—	53	56	1	57
Impairment	135	—	135	—	—	—
Other	13	—	13	24	30	54
Income (loss) before tax	(291)	25	(266)	(294)	4	(290)
Current income tax expense (recovery)	(31)	(3)	(34)	(18)	35	17
Deferred income tax expense	132	7	139	132	16	148
Net income (loss)	(392)	21	(371)	(408)	(47)	(455)
Other comprehensive loss	(51)	—	(51)	—	—	—
Comprehensive income (loss)	(443)	21	(422)	(408)	(47)	(455)
ROGCI’s interest	51%	49%		51%	49%
ROGCI’s share of income (loss)	(200)	10	(190)	(208)	(23)	(231)
ROGCI’s share of other comprehensive loss	(26)	—	(26)	—	—	—
ROGCI’s share of comprehensive income (loss)	(226)	10	(216)	(208)	(23)	(231)

(1)              Balances represent respective entity’s 100% share.

	Nine months ended			Nine months ended
Summarized Statements of Income	September 30, 2016			September 30, 2015
(Loss)	RSRUK[1]	Equion[1]	Total	RSRUK[1]	Equion[1]	Total
Revenue	477	299	776	598	382	980

Operating	563	38	601	730	56	786
Transportation	14	30	44	13	27	40
General and administrative	(15)	—	(15)	42	—	42
Restructuring costs	—	—	—	5	—	5
Depreciation, depletion and amortization	187	193	380	448	240	688
Exploration expense	5	—	5	4	—	4
Finance costs	160	1	161	134	2	136
Impairment	146	—	146	260	—	260
Other	27	8	35	71	33	104
Income (loss) before tax	(610)	29	(581)	(1,109)	24	(1,085)
Current income tax expense (recovery)	(72)	29	(43)	(70)	51	(19)
Deferred income tax expense (recovery)	119	(47)	72	(2)	6	4
Net income (loss)	(657)	47	(610)	(1,037)	(33)	(1,070)
Other comprehensive loss	(107)	—	(107)	—	—	—
Comprehensive income (loss)	(764)	47	(717)	(1,037)	(33)	(1,070)
ROGCI’s interest	51%	49%		51%	49%
ROGCI’s share of income (loss)	(335)	23	(312)	(529)	(16)	(545)
ROGCI’s share of other comprehensive loss	(55)	—	(55)	—	—	—
ROGCI’s share of comprehensive income (loss)	(390)	23	(367)	(529)	(16)	(545)

(1)              Balances represent respective entity’s 100% share.

	Three months ended September 30, 2016			Three months ended September 30, 2015
Summarized Statements of Cash Flows	RSRUK[1]	Equion[1]	Total	RSRUK[1]	Equion[1]	Total
Cash provided by (used in) operating activities	(9)	26	17	22	105	127
Cash used in investing activities	(95)	(60)	(155)	(188)	(77)	(265)
Cash provided by financing activities	103	—	103	188	—	188

(1)              Balances represent respective entity’s 100% share.

	Nine months ended September 30, 2016			Nine months ended September 30, 2015
Summarized Statements of Cash Flows	RSRUK[1]	Equion[1]	Total	RSRUK[1]	Equion[1]	Total
Cash provided by (used in) operating activities	(195)	110	(85)	(226)	255	29
Cash used in investing activities	(246)	(151)	(397)	(663)	(289)	(952)
Cash provided by financing activities	458	—	458	897	—	897

(1)              Balances represent respective entity’s 100% share.

RSRUK Joint Venture

As at September 30, 2016, the investment balance in the RSRUK joint venture was negative $780 million. Based on anticipated funding requirements in the next 12 months, the Company has recorded $472 million as a current obligation.  The obligation to fund RSRUK, in proportion of its shareholding, arises from the Company’s past practice of funding RSRUK’s cash flow deficiencies, and the expectation that cash flow deficiencies will continue to be funded. In addition the Company, in proportion of its shareholding, has a guarantee to fund RSRUK’s decommissioning and pension obligation if RSRUK is unable to, and the shareholders of RSRUK have provided equity funding facilities to RSRUK which include funding decommissioning liabilities. As such, the Company has recognized a negative investment value from the application of equity accounting. The Company’s obligation to fund RSRUK will increase to the extent future losses are generated within RSRUK.

In June 2015, the shareholders of RSRUK provided an equity funding facility of $1.7 billion, of which the Company is committed to $867 million, for the purpose of funding capital, decommissioning and operating expenditures of RSRUK. This facility is effective from July 1, 2015 and had a maturity date of December 31, 2016. In September 2016, this agreement was modified to extend the maturity date to December 31, 2017. During the three and nine month periods ended September 30, 2016, the shareholders of RSRUK agreed to subscribe for common shares of RSRUK in the amount of $105 million and $465 million under this facility, respectively, of which the Company’s share was $54 million and $237 million, respectively.

The shareholders of RSRUK have provided an unsecured loan facility totaling $2.4 billion to RSRUK, of which the Company is committed to $1.2 billion, for the purpose of funding capital expenditures of RSRUK. There was no loan balance outstanding as at September 30, 2016.

RSRUK is required to provide demand letters of credit as security in relation to certain decommissioning obligations in the UK pursuant to contractual arrangements under Decommissioning Security Agreements (DSAs). Refer to “Liquidity Risk” in note 13.

Equion Joint Venture

During the three months ended September 30, 2016, Equion declared dividends payable to the shareholders in the amount of $100 million of which the Company’s share was $49 million. The Company has recorded a reduction in the equity investment in Equion. The dividends were settled through reduction of the loan due to Equion as described below.

The loan due to Equion of $25 million (December 31, 2015 - $14 million) is unsecured, due upon demand and bears interest at LIBOR plus 0.30%.

There have been no significant changes in expected future commitments of RSRUK and Equion, and the timing of those payments, since December 31, 2015.

6. OTHER ASSETS

	September 30, 2016	December 31, 2015
Accrued pension asset	4	4
Decommissioning sinking fund	94	85
Transportation rights[1]	77	84
Other	11	11
Total	186	184

(1)         Net of $31 million accumulated depreciation (December 31, 2015 - $24 million).

7. OIL AND GAS ASSETS

The cost and accumulated DD&A of the Company’s PP&E (including corporate assets) and E&E assets are as follows:

	PP&E	E&E assets	Total

Cost
At December 31, 2014	23,216	5,468	28,684

Acquisitions	—	31	31
Additions	901	198	1,099
Disposals and derecognition	(4,665)	(2,247)	(6,912)
Transfers from E&E assets to PP&E	40	(40)	—
Change in decommissioning liabilities	99	3	102
Expensed to dry hole[1]	—	(21)	(21)

At December 31, 2015	19,591	3,392	22,983

Acquisitions and extension	68	1	69
Additions	255	100	355
Disposals and derecognition	(436)	—	(436)
Transfers from E&E assets to PP&E	108	(108)	—
Change in decommissioning liabilities	165	(4)	161
Expensed to dry hole	—	(54)	(54)

At September 30, 2016	19,751	3,327	23,078

Accumulated DD&A
At December 31, 2014	14,152	2,924	17,076

Charge for the year[1]	1,617	—	1,617
Disposals and derecognition	(4,119)	(2,173)	(6,292)
Impairment, net of reversals[1]	652	977	1,629

At December 31, 2015	12,302	1,728	14,030

Charge for the period	926	—	926
Disposals and derecognition	(356)	—	(356)
Transfers from E&E assets to PP&E	19	(19)	—
Impairment, net of reversals	—	14	14

At September 30, 2016	12,891	1,723	14,614

Net book value
At September 30, 2016	6,860	1,604	8,464
At December 31, 2015	7,289	1,664	8,953
At December 31, 2014	9,064	2,544	11,608

(1)    Balances include $6 million in dry hole expense, $86 million in DD&A, and $153 million in impairment expense related to discontinued operations in Norway, respectively.

On April 6, 2016, a Production Sharing Contract (“PSC”) in Malaysia was extended to December 31, 2027. As a result, the Company agreed to $180 million in additional minimum work commitments (note 14) and recognized an additional $160 million decommissioning liability (note 8). In addition, the Company committed to pay a lease extension payment of $60 million in various tranches until 2020 of which $29 million and $24 million, respectively, were included in accounts payable and other long-term obligations (note 11) on the interim condensed Consolidated Balance Sheets as at September 30, 2016.

In April 2016, the Company paid $8 million to dispose of net assets in Australia/Timor-Leste which resulted in a loss of $7 million.

8. DECOMMISSIONING LIABILITIES

Continuity of decommissioning liabilities	Nine months ended September 30, 2016	Year ended December 31, 2015
Balance, beginning of period	796	1,928
Liabilities incurred during the period	170	47
Liabilities settled during the period	(20)	(84)
Accretion expense	30	48
Revisions in estimated cash flows	(3)	(201)
Change in discount rate	—	256
Disposals	(86)	(1,198)
Balance, end of period	887	796
Expected to be settled within one year	36	41
Expected to be settled in more than one year	851	755
	887	796

During the nine months ended September 30, 2016, the Company recognized an additional $160 million decommissioning liability as a result of a PSC extension in Malaysia. In addition, $86 million of decommissioning liability was disposed of as a result of the asset sale in Australia/Timor-Leste (note 7). The provision has been discounted using a weighted average credit-adjusted nominal rate of 4.8% at September 30, 2016 (December 31, 2015 — 4.8%).

9. FINANCE COSTS

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
Interest on long-term debt	23	62	79	192
Interest on loans from related parties	8	4	20	5
Miscellaneous interest expense and other fees	3	7	16	26
Accretion expense	10	10	30	23
	44	83	145	246

10. LONG-TERM DEBT

	September 30, 2016	December 31, 2015

Tangguh Project Financing	34	37
Debentures and Notes (Unsecured)
US$ denominated	1,085	1,860
UK£ denominated (UK£ million)	324	370
Gross debt	1,443	2,267
Less: current portion	(7)	(156)
Long-term debt	1,436	2,111

	September 30, 2016	December 31, 2015
Loans from Related Parties	1,945	1,007

During the nine month period ended September 30, 2016, the Company repaid debt of $751 million, including $150 million of 8.5% notes due in March 2016, $598 million of USD senior notes and debentures redeemed and repurchased, and $3 million of Tangguh project financing loan. The current liability consists of $7 million in Tangguh project financing.

Bank Credit Facilities and Commercial Paper

On May 25, 2016, the Company cancelled unsecured credit facilities of $3 billion (Facility No. 1), maturing March 19, 2019 and $200 million (Facility No. 2), maturing October 21, 2019, both of which the Company had not drawn on since May 2015. As a result of the cancellation, the Company no longer has the principal financial covenant of a debt-to-cash flow ratio of less than 3.5:1.

Debentures and Notes

On March 23, 2016, the Company announced a cash tender offer to purchase any and all principal amount of the Company’s outstanding 7.75% Senior Notes due 2019, 3.75% Senior Notes due 2021, 7.25% Debentures due 2027, 5.75% Senior Notes due 2035, 5.85% Senior Notes due 2037, 6.25% Senior Notes due 2038, and 5.50% Senior Notes due 2042 (collectively, the “Securities”). The principal amount tendered and accepted was as follows:

Title of Security	Principal Prior to Tender Offer	Principal Amount Tendered & Accepted	Principal Amount Outstanding
7.75% Senior Notes due 2019	571	207	364
3.75% Senior Notes due 2021	576	335	241
7.25% Debentures due 2027	57	3	54
5.75% Senior Notes due 2035	98	8	90
5.85% Senior Notes due 2037	140	9	131
6.25% Senior Notes due 2038	132	13	119
5.50% Senior Notes due 2042	123	26	97
Total	1,697	601	1,096

On March 31, 2016, the Company paid the consenting note holders an aggregate of approximately $580 million in cash (including $572 million principal and $8 million accrued interest).

In addition, in January 2016, the Company also redeemed for retirement $24 million of the 3.75% Senior Notes due 2021, $2 million of the 7.75% Senior Notes due 2019, and $4 million of the 5.5% Senior Notes due 2042 for total payment of $27 million (including $26 million principal and $1 million accrued interest).

The above discussed tender offer and redemption of outstanding senior notes resulted in a gain of $26 million (net of $7 million financing and bank fees), which was recognized in other income on the interim condensed Consolidated Statements of Loss.

Tangguh Project Financing

In connection with its interest in the Tangguh LNG project, the Company is a participant in a series of project financing facilities, the Company’s share of which is up to $105 million. At September 30, 2016, approximately $34 million was outstanding under these facilities.

During the nine month period ended September 30, 2016, an LNG expansion project in Indonesia was approved. As a result, the Company became a participant in a second series of project financing facilities, the Company’s share of which is up to $114 million. Draws under these facilities bear interest at LIBOR plus 1.37% to LIBOR plus 3.45% per annum. These facilities are to mature on July 20, 2029.

Related Party Facilities

On May 8, 2015, TE Holding SARL. (“TEHS”), a subsidiary of the Company, entered into a $500 million revolving facility with Repsol Tesoreria y Gestion Financiera, S.A. (“RTYGF”), a subsidiary of Repsol. Originally, the facility was to mature on May 8, 2016 and to bear an interest rate of LIBOR (1 month) plus 0.80%. On September 30, 2015, the facility agreement was amended to extend the maturity date to May 8, 2018. On November 17, 2015, the interest rate in the facility agreement was amended to LIBOR (1 month) plus 1.20%. Effective June 13, 2016, the credit limit of this facility was increased to $550 million. As at September 30, 2016, there were $446 million drawings outstanding under this facility. Interest expense related to the facility recognized by the Company during the three and nine months ended September 30, 2016 was $2 million and $4 million, respectively.

On May 8, 2015, the Company also entered into a $1.0 billion revolving facility with Repsol Energy Resources Canada, Inc. (“RERCI”), a subsidiary of Repsol. The facility matures on May 8, 2018 and bears an interest rate of LIBOR (1 month) plus 1.20%. The facility limit was increased to $2.8 billion on December 9, 2015. At September 30, 2016, the Company had $1.5 billion outstanding under this facility. Interest expense related to the facility recognized by the Company during the three and nine month periods ended September 30, 2016 was $6 million and $16 million, respectively.

On December 22, 2015, the Company and RERCI entered into a subscription agreement which provides for the capitalization of the Company’s balances owing under this revolving facility. The Board of Directors of the Company authorized the issuance of up to an aggregate of $2.6 billion in common shares of the Company (1,361,256,544 common shares at $1.91 per share), to be settled by RERCI contributing receivables owing from the Company under this revolving facility. As at September 30, 2016, $1.1 billion drawings remained available under the subscription agreement.

On June 8, 2016, Talisman Energy USA Inc. (“TEUSA”), a subsidiary of the Company, entered into a $125 million revolving facility with Repsol USA Holdings Corporation (“RUSA”), a subsidiary of Repsol. The facility matures on June 8, 2017 and bears an interest rate of LIBOR (6 month) plus 1.70%. TEUSA also provides RUSA an $85 million supplementary revolving facility, with interest rate of LIBOR (1 month). As at September 30, 2016, there were no drawings outstanding under the primary facility. Instead, RUSA had a balance of $76 million payable to TEUSA under the supplemental facility. Interest income related to the facility recognized by the Company during both the three and nine months ended September 30, 2016 was less than $1 million.

11. OTHER LONG-TERM OBLIGATIONS

	September 30, 2016	December 31, 2015
Accrued pension and other post-employment benefits liabilities	98	86
Deferred credits	34	22
Long-term portion of discounted obligations under finance leases	25	31
Onerous lease contracts and other provisions	74	27
Long-term lease extension payment (note 7)	24	—
Other	75	67
	330	233

The fair value of financial liabilities included above approximates the carrying amount.

12. SHARE CAPITAL

Authorized

The Company’s authorized share capital consists of an unlimited number of common shares without nominal or par value and an unlimited number of first and second preferred shares.

Common Shares Issued

On May 8, 2015, Repsol acquired all outstanding common and preferred shares of the Company.

On December 29, 2015, RERCI, a subsidiary of the Company’s parent Repsol, subscribed for $1.5 billion in the Company’s common shares (785,340,314 common shares at $1.91 per share), which settled $1.5 billion of the balance owing from the Company to RERCI under the revolving facility (note 10).

Subsequent to December 31, 2015, there were no activities relating to the Company’s common shares.

	Year ended December 31, 2015
Continuity of common shares	Shares	Amount
Balance, beginning of period	1,031,525,988	1,738
Converted from preferred shares	8,000,000	195
Shares issued as payment of loan from related parties	785,340,314	1,500
Shares previously held in trust sold on open market	323,584	3
Shares purchased and held in trust for long-term PSU plan	(3,793,939)	(30)
Shares released from trust for long-term PSU plan	8,110,395	86
Balance, end of period	1,829,506,342	3,492

13. FINANCIAL INSTRUMENTS

The Company’s financial assets and liabilities at September 30, 2016 consisted of cash and cash equivalents, accounts receivable, amount due from related party, available-for-sale investments, bank indebtedness, accounts payable and accrued liabilities, loans from joint ventures, loans from related parties, and long-term debt (including the current portion).

Fair Value of Financial Assets and Liabilities

The fair values of cash and cash equivalents, accounts receivable, amounts due from related party, bank indebtedness, accounts payable and accrued liabilities, loans from joint ventures, and loans from related party approximate their carrying values due to the short-term maturity of those instruments.

The fair value of public debentures and notes is based on market quotations, which reflect the discounted present value of the principal and interest payments using the effective yield for instruments having the same term and risk characteristics. The fair values of private notes are based on estimations provided by third parties. The fair value of the Company’s floating rate debt is determined by discounting future estimated coupon payments at the current market interest rate. The fair value of the Company’s long-term debt (including the current portion and loans from related parties) at September 30, 2016 was $3.4 billion (December 31, 2015 - $3.2 billion), and the carrying value was $3.4 billion (December 31, 2015 - $3.3 billion). The Company uses Level 2 inputs to estimate the fair value of the outstanding long-term debt as at September 30, 2016.

The fair values of all other financial assets and liabilities approximate their carrying values.

Currency Risk

The Company operates internationally and is therefore exposed to foreign exchange risk.  The Company’s primary exposure is from fluctuations in the US$ relative to the C$ and UK£.

The Company manages its foreign exchange exposure in a number of ways.  By denominating most of its borrowings in US$, the Company is able to reduce some of its economic exposure to currency fluctuations.  The Company also manages its translation exposure by generally matching internal borrowings with its subsidiaries’ functional currencies.  The Company purchases foreign currencies, mostly at spot value, to meet its current foreign currency obligations as they come due.

In respect of financial instruments existing at September 30, 2016, a 1% strengthening of the US$ against the other currencies noted above, with all other variables assumed constant, would have resulted in a decrease of $2 million in net loss and a $2 million impact on comprehensive loss during the three month period ended September 30, 2016. A similar weakening of the US$ would have had the opposite impact.

Interest Rate Risk

The Company is exposed to interest rate risk principally by virtue of its borrowings including loans from related parties and joint ventures.  Borrowing at floating rates exposes the Company to short-term movements in interest rates. Borrowing at fixed rates exposes the Company to reset risk (i.e. at debt maturity). Risk management activities aim to manage the mix of fixed-to-floating debt to best manage the trade-off between longer term interest rate reset risk and shorter term volatility in interest rates.

In respect of financial instruments existing at September 30, 2016, a 1% increase in interest rates would have resulted in a $3 million increase in net loss and a $3 million impact on comprehensive loss during the three month period ended September 30, 2016.

Credit Risk

A significant proportion of the Company’s accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks. At September 30, 2016, approximately 84% of the Company’s accounts receivable was current and the largest single counterparty exposure, accounting for 5% of the total, was with a highly rated counterparty. Concentration of counterparty credit risk is managed by having a broad domestic and international customer base primarily of highly rated counterparties.

Liquidity Risk

The Company is exposed to liquidity risk, which it mitigates through its management of cash, debt, and its capital program.

The Company manages its liquidity requirements by use of both short-term and long-term cash forecasts, and by maintaining appropriate undrawn capacity under related party credit facilities. During 2015 and 2016, the Company also entered into three revolving facilities with subsidiaries of its parent, Repsol, with total borrowing limit of $3.5 billion (note 10). As at September 30, 2016, a total of $1.9 billion drawings were outstanding under these facilities (note 10). The subscription agreement underlying the revolving facility provides for the capitalization of the Company’s balances owing (note 12).

In addition, the Company utilizes letters of credit pursuant to letter of credit facilities, most of which are uncommitted.  At September 30, 2016, the Company had $0.2 billion letters of credit outstanding, primarily related to a retirement compensation arrangement, guarantees of minimum work commitments and decommissioning obligations.  The Company also guaranteed $0.8 billion demand letters of credit issued under RSRUK’s uncommitted facilities, primarily as security for the costs of decommissioning obligations in the UK. In addition, there were $87 million letters of credit issued under Repsol’s facilities on behalf of the Company’s subsidiaries.

RSRUK is required to provide letters of credit as security in relation to certain decommissioning obligations in the UK pursuant to contractual arrangements under DSAs. At the commencement of the joint venture, Addax Petroleum UK Limited (Addax) assumed 49% of the decommissioning obligations of RSRUK. Addax’s parent company, China

Petrochemical Corporation, has provided an unconditional and irrevocable guarantee for this 49% of the UK decommissioning obligations.

The UK government passed legislation in 2013 which provides for a contractual instrument, known as a Decommissioning Relief Deed, for the government to guarantee tax relief on decommissioning costs at 50%, allowing security under DSAs to be posted on an after-tax basis and reducing the value of letters of credit required to be posted by 50%. RSRUK has entered into a Decommissioning Relief Deed with the UK Government and continues to negotiate with counterparties to amend all DSAs accordingly. As of September 30, 2016, only two DSAs were still required to be negotiated on a post-tax basis. Tax relief guaranteed by the UK government is limited to corporate tax paid since 2002. Under the limitation, RSRUK’s tax relief is capped at $1.7 billion, representing corporate income taxes paid and recoverable since 2002 translated into US dollars.

At September 30, 2016, RSRUK has $2.9 billion of demand shared facilities in place under which letters of credit of $1.6 billion have been issued. The Company guarantees 51% of all letters of credit issued under these shared facilities.

The Company has also granted guarantees to various beneficiaries in respect of decommissioning obligations of RSRUK.

Subsequent to September 30, 2016, the Company granted a guarantee of £46 million in respect of RSRUK’s pension scheme liabilities.

At September 30, 2016, the Company’s share of RSRUK’s total recorded decommissioning liabilities was $2.7 billion. Decommissioning estimates are subject to a significant amount of management judgment given the long dated nature of the assets and the timing of remediation upon cessation of production. The Company reviews its assessment of decommissioning liabilities annually, or where a triggering event causes a review, taking into account new information and industry experience.

Any changes to decommissioning estimates influence the value of letters of credit required to be provided pursuant to DSAs. In addition, the extent to which shared facility capacity is available, and the cost of that capacity, is influenced by the Company’s investment-grade credit rating.

The Company’s obligation to fund RSRUK, in proportion of its shareholding, arises from the Company’s past practice of funding RSRUK’s cash flow deficiencies, and the expectation that cash flow deficiencies will continue to be funded. In addition the Company, in proportion of its shareholding, has a guarantee to fund RSRUK’s decommissioning and pension obligation if RSRUK is unable to, and the shareholders of RSRUK have provided equity funding facilities to RSRUK which include funding decommissioning liabilities. As such, the Company has recognized a negative investment value from the application of equity accounting. The Company’s obligation to fund RSRUK will increase to the extent future losses are generated within RSRUK.

Commodity Price Risk

The Company is exposed to commodity price risk since its revenues are dependent on the price of crude oil, natural gas and NGLs. In prior years, the Company entered into derivative instruments to mitigate commodity price risk volatility under guidelines approved by the Board of Directors.

In 2015, the Company liquidated substantially all its contracts related to commodity price risk management. The Company has not entered into any new commodity price risk management derivative contracts subsequently.

14. CONTINGENCIES AND COMMITMENTS

Provisions and Contingencies

From time to time, the Company is the subject of litigation arising out of the Company’s operations. Damages claimed under such litigation, including the litigation discussed below, may be material or may be indeterminate and the outcome of such litigation may materially impact the Company’s financial condition or results of operations. While the Company assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defend itself against such litigation. None of these claims are currently expected to have a material impact on the Company’s financial position. A summary of specific legal proceedings and contingencies is as follows:

In August 2012, a portion of the Galley pipeline, in which RSRUK has a 67.41% interest, suffered an upheaval buckle. In September 2012, RSRUK submitted a notification of a claim to Oleum Insurance Company (‘‘Oleum’’), a wholly-owned subsidiary of the Company. RSRUK delivered a proof of loss seeking recovery under the insuring agreement of $350 million. To date, the documentation delivered by RSRUK purporting to substantiate its claim does not support coverage. On August 8, 2016, RSRUK served its Request for Arbitration and on September 7, 2016, Oleum served its response. The seat of the arbitration is London, while the law of New York governs the claim for damages and business interruption.

On July 13, 2015, Addax and Sinopec International Petroleum Exploration and Production Corporation (“Sinopec”), filed a “Notice of Arbitration” against ROGCI and Talisman Colombia Holdco Limited (“TCHL”) in connection with the purchase of 49% of the shares of RSRUK. ROGCI and TCHL filed their response to the Notice of Arbitration on October 1, 2015. On May 25, 2016, Addax and Sinopec filed their Statement of Claim, in which they seek, in the event that their claims were confirmed in their entirety, repayment of their initial investment in RSRUK, together with any additional investment, past or future, in such company, and further for any loss of opportunity, which they estimate in a total approximate amount of $5.5 billion. The Court of Arbitration has decided, among other procedural matters, to schedule the hearing for January 29 to February 16, 2018. The Company believes the claims included in the Statement of Claim are without merit.

During the first quarter of 2016, the Alberta Energy Regulator (“AER”) informed the Company that certain permits to construct well sites and access roads were obtained without the Company following proper procedures. The Company continues to investigate its permit applications and work with the AER in this matter. At this time, the implications to the Company are not known.

Government and Legal Proceedings with Tax Implications

Specific tax claims which the Company and its subsidiaries are parties to at September 30, 2016 are as follows:

Canada

The Canadian tax authorities, Canada Revenue Agency, (“CRA”) regularly inspect the tax matters of the ROGCI Group companies based in Canada. To date, verification and investigation activities related to the years 2006-2012 have been made.

As part of these proceedings, the CRA has questioned certain restructuring transactions, although this line of questioning has not resulted in court proceedings to date.

Indonesia

Indonesian Corporate Tax Authorities have been questioning various aspects of the taxation of permanent establishments that ROGCI subsidiaries have in the country. These proceedings are pending a court hearing.

Malaysia

The Company’s branches in Malaysia of Repsol Oil & Gas Malaysia Limited, formerly Talisman Malaysia Ltd. and Repsol Oil & Gas Malaysia (PM3) Limited, formerly Talisman Malaysia (PM3) Ltd., had received notifications of additional assessment from the Inland Revenue Board in respect of the years of assessment 2007, 2008 and 2011, disallowing the deduction of certain costs. The appeal was submitted to the Special Commissioners of Petroleum Income Tax (“SCPIT”). Currently the Dispute Resolution Panel of the SCPIT is working with the Company’s external legal consultants for an out of court settlement while the case is waiting to be heard.

Timor-Leste

The authorities of Timor-Leste, questioned the deduction by Talisman Resources (JPDA 06-105) Pty Limited, the Company’s subsidiary in East Timor, of certain expenses for income tax purposes. This line of questioning is at a very preliminary stage of debate with the authorities.

Commitments

During the nine month period ended September 30, 2016, a Tangguh LNG expansion project in Indonesia was approved. As a result, the Company agreed to fund its share of future capital expenditures of $261 million through the approval of a development plan, and entered into project financing arrangements of $114 million.

As a result of the PSC extension in Malaysia in April 2016 (note 7), the Company agreed to $180 million in additional minimum work commitments.

There have been no additional significant changes in the Company’s expected future commitments, and the timing of those payments, since December 31, 2015.

15. OTHER INCOME

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
Pipeline and customer treating tariffs	4	6	11	32
Investment income	4	4	4	10
Interest on loan to RSRUK (note 5)	—	—	—	10
Net gain on repayment of long-term debt (note 10)	—	—	26	—
Marketing and other miscellaneous income	22	25	62	71
	30	35	103	123

16. OTHER EXPENSES, NET

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
Foreign exchange (gain) loss	(19)	3	(45)	8
Restructuring	1	—	15	35
Transaction costs[1]	—	—	—	41
Onerous lease contracts	12	3	15	8
Other miscellaneous	11	28	47	88
	5	34	32	180

(1) Costs incurred in relation to the acquisition of ROGCI by Repsol.

17. INCOME TAXES

Current Income Tax Expense (Recovery)

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
North America	—	—	1	(5)
Southeast Asia	39	60	111	189
North Sea	—	(419)	—	(418)
Other	1	—	3	10
Total	40	(359)	115	(224)

Deferred Income Tax Expense (Recovery)

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
North America	(66)	(36)	(244)	141
Southeast Asia	(29)	(13)	(65)	2
North Sea	—	445	—	469
Other	(1)	16	(17)	32
Total	(96)	412	(326)	644

18. SUPPLEMENTAL CASH FLOW

Items Not Involving Cash

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
Depreciation, depletion and amortization	301	394	924	1,184
Impairment, net of reversals	14	325	14	373
Dry hole	41	1	54	14
(Gain) loss on disposals	(1)	—	6	9
Unrealized loss on held-for-trading financial instruments	—	—	—	1,268
Deferred income tax	(96)	412	(326)	644
Foreign exchange	(21)	3	(50)	16
Loss from joint ventures and associates, after tax	190	231	312	545
Other	12	12	(6)	24
	440	1,378	928	4,077

Other Cash Flow Information

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
Cash interest paid	26	55	94	185
Cash interest received	—	—	1	1
Cash income taxes paid	42	80	130	227

19. RELATED PARTY DISCLOSURES

During the three and nine month periods ended September 30, 2016, Repsol Canada Energy Partnership sold to Repsol Energy Canada Limited, a subsidiary of Repsol, approximately 16 and 48 trillion British thermal units (“btu”) of natural gas for $29 million and $63 million, respectively. As at September 30, 2016, the amount included in accounts receivable as a result of these transactions was $9 million.

During the three and nine month periods ended September 30, 2016, TEUSA sold to Repsol Energy North America Corporation, a subsidiary of Repsol, approximately 10 and 22 trillion btu of natural gas for $32 million and $57 million, respectively. As at September 30, 2016, the amount included in accounts receivable as a result of these transactions was $11 million.

During the three and nine month periods ended September 30, 2016, Talisman (Algeria) B.V. sold to Repsol Trading S.A., a subsidiary of Repsol, approximately 580,000 and 1,280,000 barrels of Saharan Blend Crude Oil for $27 million and $55 million, respectively.  As at September 30, 2016, the amount included in accounts receivable as a result of these transactions was $16 million.

The Company entered into a commitment in 2001, along with its Corridor block partners and parties from two other blocks, to sell gas to Gas Supply Pte. Ltd (“GSPL”), a subsidiary of Repsol’s significant shareholder Temasek Holdings (Private) Limited (“Temasek”). Currently, ROGCI’s share of the sale on a daily basis is approximately 75 billion btu. The commitment matures in 2023.  As a result of the acquisition of the Company by Repsol, GSPL and Temasek became the Company’s related parties. During the three and nine month periods ended September 30, 2016, the Company’s gas sales to GSPL totaled $37 million and $87 million, respectively (net the Company’s share). As at September 30, 2016, the amount included in accounts receivable as a result of this commitment was $22 million.

During the three and nine month periods ended September 30, 2016, the Company incurred $nil and $14 million reinsurance expense, respectively with Gaviota RE S.A., a subsidiary of Repsol. As at September 30, 2016, there was no payable outstanding as a result of this transaction.

Other transactions between the Company and subsidiaries of the Company’s parent, Repsol, are disclosed in notes 4, 10 and 12. Related party transactions with joint ventures are disclosed as part of note 5.

20. SEGMENTED INFORMATION

The Company’s activities are conducted in four geographic segments: North America, Southeast Asia, the North Sea, and Other. The North America segment includes operations and exploration in Canada and the US. The Southeast Asia segment includes operations and exploration activities in Indonesia, Malaysia, Vietnam, Papua New Guinea and operations in Australia/Timor-Leste. The North Sea segment includes operations and exploration activities in the UK. The Company also has operations in Algeria, operations and exploration activities in Colombia, and exploration activities in the Kurdistan Region of Iraq. Furthermore, the Company is in the process of exiting Peru. For ease of reference, all of the activities in Algeria, Colombia, Peru and the Kurdistan Region of Iraq are referred to collectively as the Other geographic segment. All activities relate to the exploration, development, production and transportation of oil, liquids and natural gas.

	North America (1)				Southeast Asia (2)
	Three months ended September 30		Nine months ended September 30		Three months ended September 30		Nine months ended September 30
(millions of US$)	2016	2015	2016	2015	2016	2015	2016	2015
Revenue
Sales	220	225	581	727	224	288	662	910
Other income	28	27	93	79	1	1	3	2
Income (loss) from joint ventures, after tax	—	—	—	—	—	—	—	—
Total revenue and other income	248	252	674	806	225	289	665	912
Segmented expenses
Operating	86	114	280	362	80	97	222	266
Transportation	24	25	75	76	13	13	38	41
DD&A	226	258	685	767	64	122	208	372
Impairment, net of reversals	—	325	—	325	13	—	13	48
Dry hole	2	—	15	—	39	1	39	—
Exploration	1	(3)	2	44	14	16	56	52
Other	16	7	56	116	8	2	13	25
Total segmented expenses	355	726	1,113	1,690	231	251	589	804
Segmented income (loss) from continuing operations before taxes	(107)	(474)	(439)	(884)	(6)	38	76	108
Non-segmented expenses
General and administrative
Finance costs
Share-based payments recovery
Currency translation
Gain on held-for-trading
Financial instruments
(Gain) loss on asset disposals
Total non-segmented expenses
Loss from continuing operations before taxes
Capital expenditure
Exploration	10	45	39	84	48	9	50	54
Development	39	179	178	471	23	46	62	109
Exploration and development	49	224	217	555	71	55	112	163
Acquisitions and extension
Proceeds on dispositions
Other non-segmented
Net capital expenditures
Property, plant and equipment			5,183	5,589			1,459	1,448
Exploration and evaluation assets			960	1,030			536	540
Amount due from related party			76	334			—	—
Goodwill			105	105			169	169
Investments in joint ventures and associates			—	—			—	—
Other			1,370	1,240			668	591
Segmented assets			7,694	8,298			2,832	2,748
Non-segmented assets
Total assets (5)
Decommissioning liabilities (5)			497	485			366	282

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
1. North America
Canada	104	95	296	332
US	144	157	378	474
Total revenue and other income	248	252	674	806
Canada			2,292	2,522
US			2,891	3,067
Property, plant and equipment (5)			5,183	5,589
Canada			650	708
US			310	322
Exploration and evaluation assets (5)			960	1,030

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
2. Southeast Asia
Indonesia	146	161	416	506
Malaysia	59	95	176	263
Vietnam	18	33	59	111
Papua New Guinea	2	—	5	—
Australia	—	—	9	32
Total revenue and other income	225	289	665	912
Indonesia			847	883
Malaysia			516	361
Vietnam			73	107
Papua New Guinea			23	31
Australia			—	66
Property, plant and equipment (5)			1,459	1,448
Indonesia			58	47
Malaysia			13	31
Vietnam			202	198
Papua New Guinea			263	264
Exploration and evaluation assets (5)			536	540

(5)  Current year represents balances at September 30. Prior year represents balances at December 31.

	North Sea (3)				Other (4)				Total
	Three months ended September 30		Nine months ended September 30		Three months ended September 30		Nine months ended September 30		Three months ended September 30		Nine months ended September 30
(millions of US$)	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Revenue
Sales	—	—	—	—	29	28	64	125	473	541	1,307	1,762
Other income	—	1	—	11	1	6	7	31	30	35	103	123
Income (loss) from joint ventures, after tax	(200)	(208)	(335)	(529)	10	(23)	23	(16)	(190)	(231)	(312)	(545)
Total revenue and other income	(200)	(207)	(335)	(518)	40	11	94	140	313	345	1,098	1,340
Segmented expenses
Operating	—	—	—	—	9	15	27	49	175	226	529	677
Transportation	—	—	—	—	1	9	8	20	38	47	121	137
DD&A	—	—	—	—	11	14	31	45	301	394	924	1,184
Impairment, net of reversals	—	—	—	—	1	—	1	—	14	325	14	373
Dry hole	—	—	—	—	—	—	—	14	41	1	54	14
Exploration	—	(4)	—	16	4	11	23	30	19	20	81	142
Other	—	19	—	23	—	3	8	8	24	31	77	172
Total segmented expenses	—	15	—	39	26	52	98	166	612	1,044	1,800	2,699
Segmented income (loss) from continuing operations before taxes	(200)	(222)	(335)	(557)	14	(41)	(4)	(26)	(299)	(699)	(702)	(1,359)
Non-segmented expenses
General and administrative									56	61	177	228
Finance costs									44	83	145	246
Share-based payments recovery									—	—	—	(24)
Currency translation									(19)	3	(45)	8
Gain on held-for-trading financial instruments									—	—	—	(62)
(Gain) loss on asset disposals									(1)	—	6	9
Total non-segmented expenses									80	147	283	405
Loss from continuing operations before taxes									(379)	(846)	(985)	(1,764)
Capital expenditure
Exploration	—	—	—	—	6	1	14	10	64	55	103	148
Development	—	—	—	—	—	7	2	27	62	232	242	607
Exploration and development	—	—	—	—	6	8	16	37	126	287	345	755
Acquisitions and extension									2	3	69	11
Proceeds on dispositions									—	—	—	—
Other non-segmented									—	3	3	22
Net capital expenditures									128	293	417	788
Property, plant and equipment			—	—			218	252			6,860	7,289
Exploration and evaluation assets			—	—			108	94			1,604	1,664
Amount due from related party			—	—			—	—			76	334
Goodwill			—	—			—	—			274	274
Investments in joint ventures and associates			—	—			292	318			292	318
Other			6	14			272	293			2,316	2,138
Segmented assets			6	14			890	957			11,422	12,017
Non-segmented assets											5	4
Total assets (5)											11,427	12,021
Decommissioning liabilities (5)			—	—			24	29			887	796

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
3. North Sea
UK	—	—	—	10
Norway	—	1	—	1
Loss from RSRUK	(200)	(208)	(335)	(529)
Total revenue and other income	(200)	(207)	(335)	(518)

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
4. Other
Algeria	29	15	61	93
Colombia[6]	11	(4)	33	47
Total revenue and other income	40	11	94	140
Algeria			152	184
Colombia			66	68
Property, plant and equipment (5)			218	252
Colombia			108	94
Kurdistan Region of Iraq			—	—
Exploration and evaluation assets (5)			108	94

(5)  Current year represents balances at September 30. Prior year represents balances at December 31.

(6)  Balances include after-tax equity income from Equion.

REPSOL OIL & GAS CANADA INC.

Suite 2000, 888 — 3rd Street SW

Calgary, Alberta, Canada T2P 5C5

P 403.237.1234  F 403.237.1902

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